UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EQT CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

26884L109

(CUSIP Number)

September 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Q-XcL Holdings I (VI) Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0 (1)
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,889,657

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,889,657
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.43% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Pursuant to that certain Voting Trustee Agreement, dated as of August 24, 2023 (the “Voting Trustee Agreement”), by and among Q-XcL Holdings I (VI) Investment Partners, LLC (“Q-XcL”), Q-TH Appalachia (VI) Investment Partners, LLC (“Q-TH”), U.S. Bank Trust Company, National Association (the “Voting Trustee”), and, for the limited purposes set forth therein, EQT Corporation, a Pennsylvania corporation (the “Issuer”), Q-XcL assigned any and all of its voting power with respect to the shares of the Issuer’s common stock, no par value (“Common Stock”), reported by Q-XcL herein to the Voting Trustee.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person Q-TH Appalachia (VI) Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0 (1)
	6	Shared Voting Power 0 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,056,451

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,056,451
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.39% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	Pursuant to the Voting Trustee Agreement, Q-TH assigned any and all of its voting power with respect to Common Stock reported by Q-TH herein to the Voting Trustee.
(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person QEM VI, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 23,946,108 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,946,108 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.82% (2)
12	Type of Reporting Person HC, OO (Limited Liability Company)

(1)

Includes 5,889,657 shares of Common Stock held directly by Q-XcL and 18,056,451 shares of Common Stock held directly by Q-TH. QEM VI, LLC (“QEM VI”) is the managing member of each of Q-XcL and Q-TH. Therefore, QEM VI may be deemed to share voting and dispositive power over the securities held by each of Q-XcL and Q-TH and may also be deemed to be the beneficial owner of these securities. As set forth later in this Schedule 13G, QEM VI disclaims beneficial ownership of such Common Stock in excess of its pecuniary interest in such Common Stock.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person S. Wil VanLoh, Jr.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 23,946,108 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,946,108 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.82% (2)
12	Type of Reporting Person IN, HC

(1)

Includes 5,889,657 shares of Common Stock held directly by Q-XcL and 18,056,451 shares of Common Stock held directly by Q-TH. QEM VI is the managing member of each of Q-XcL and Q-TH. Therefore, QEM VI may be deemed to share voting and dispositive power over the securities held by each of Q-XcL and Q-TH and may also be deemed to be the beneficial owner of such securities. Any decision taken by QEM VI to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by each of Q-XcL and Q-TH must respectively be approved by a majority of the members of QEM VI’s investment committee, and such majority must include S. Wil VanLoh, Jr. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by QEM VI and may also be deemed to be the beneficial owner of such securities. As set forth later in this Schedule 13G, Mr. VanLoh disclaims beneficial ownership of the Common Stock held by QEM VI, Q-XcL and Q-TH in excess of his pecuniary interest in such Common Stock.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

1	Name of Reporting Person U.S. Bank Trust Company, National Association
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 23,946,108 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 23,946,108 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 5.82% (2)
12	Type of Reporting Person BK

(1)

Includes 5,889,657 shares of Common Stock held directly by Q-XcL and 18,056,451 shares of Common Stock held directly by Q-TH. Pursuant to the Voting Trustee Agreement, each of Q-XcL and Q-TH assigned any of all of its respective voting power with respect to the shares of Common Stock reported by Q-XcL and Q-TH herein to the Voting Trustee. The Voting Trustee, as the sole holder of the voting power of such Common Stock, may be deemed to be a beneficial owner of such Common Stock. As set forth later in this Schedule 13G, the Voting Trustee disclaims beneficial ownership of the Common Stock held by Q-XcL and Q-TH.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2023 (the “Original Schedule 13G” and, together with Amendment No. 1, the “Schedule 13G”) by Q-XcL, Q-TH, QEM VI, Mr. VanLoh (collectively, the “Quantum Reporting Persons”) and the Voting Trustee (collectively with the Quantum Reporting Persons, the “Reporting Persons”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

As disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 16, 2023, the U.S. Federal Trade Commission (the “FTC”) on such date entered into an Agreement Containing Consent Order (the “ACCO”) with the Issuer and certain Quantum Reporting Persons and affiliates thereof (collectively, “Quantum”). Under the terms of the ACCO, Quantum agreed, among other things, to sell its shares of Common Stock at its discretion but no later than the end of a multi-year time frame agreed to between Quantum and the FTC, the specific expiration of which is confidential. The Quantum Reporting Persons, in determining from time to time whether and when to sell any of the shares of Common Stock reported as beneficially owned herein, and in what amounts, or to retain such shares, have taken into consideration and will continue to take into consideration such factors as they deem relevant, including (without limitation) the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, the nature of the ACCO, and other factors relevant to the Quantum Reporting Persons in their sole discretion.

5,889,657 shares of Common Stock reported herein are directly held by Q-XcL and 18,056,451 shares of Common Stock reported herein are directly held by Q-TH. QEM VI is the managing member of each of Q-XcL and Q-TH. Therefore, QEM VI may be deemed to share voting and dispositive power over the securities held by Q-XcL and Q-TH and may also be deemed to be the beneficial owner of such securities. QEM VI disclaims beneficial ownership of such securities, including in the Common Stock reported herein, in excess of its pecuniary interest in the securities. Any decision taken by QEM VI to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by each of Q-XcL and Q-TH must respectively be approved by a majority of the members of QEM VI’s investment committee, and such majority must include Mr. VanLoh. Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by each of Q-XcL and Q-TH and may also be deemed to be the beneficial owner of such securities. Mr. VanLoh disclaims beneficial ownership of such securities, including in the Common Stock reported herein, in excess of his pecuniary interest in the securities.

Pursuant to the Voting Trustee Agreement, each of Q-XcL and Q-TH assigned its respective voting power of the Common Stock reported herein to the Voting Trustee. The Voting Trustee, as the sole holder of the voting power of the Common Stock reported herein, may be deemed to be a beneficial owner of such Common Stock. The Voting Trustee holds no dispositive power over the Common Stock reported herein, has no pecuniary interest in the Common Stock reported herein and disclaims beneficial ownership of the Common Stock reported herein.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

The percentages used in this Schedule 13G are calculated based upon the 411,257,477 shares of Common Stock outstanding as of August 22, 2023.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 15, 2023

Q-XCL HOLDINGS I (VI) INVESTMENT PARTNERS, LLC

/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

Q-TH APPALACHIA (VI) INVESTMENT PARTNERS, LLC

/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

QEM VI, LLC

/s/ James V. Baird
Name: James V. Baird
Title: General Counsel

S. WIL VANLOH, JR.

/s/ S. Wil VanLoh, Jr.
S. Wil VanLoh, Jr.

U.S. Bank Trust Company, National Association

/s/ Benjamin J. Krueger
Name: Benjamin J. Krueger
Title: Vice President

EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Joint Filing Agreement, dated as of August 30, 2023, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Q-XcL Holdings I (VI) Investment Partners, LLC’s Schedule 13G filed August 30, 2023)